COMMENTS RECEIVED ON APRIL 29, 2014

FROM EDWARD BARTZ

FIDELITY COLCHESTER STREET TRUST (File Nos. 002-74808 and 811-03320)

Government Portfolio
Treasury Only Portfolio
Treasury Portfolio

POST-EFFECTIVE AMENDMENT NO. 67

1. All funds

"Fund Summary" (prospectus)

"Fee Table"

(example from Government Portfolio)

Annual operating expenses
(expenses that you pay each year as a % of the value of your investment)

Management fee	0.14%
Distribution and/or Service (12b-1) fees	None
Other expensesA	0.04%
Total annual operating expenses	0.18%

A Based on estimated amounts for the current fiscal year.

C: The Staff requests that footnote A be removed from "Other expenses" as it is only applicable to new funds.

R: Although each fund is not a "New Fund" as defined in Instruction 6 of Item 3 of Form N-1A, the "Other expenses" line item of the fee table includes certain expenses that are expected to be incurred in a different amount by Institutional Class as compared to other classes of the funds. Therefore, we believe it is appropriate to note that these expenses are based on estimated amounts for the current fiscal year because the classes have not begun incurring these expenses.

2. All funds

"Fund Summary" (prospectus)

"Purchase and Sale of Shares"

C: The Staff requests that the second paragraph be removed as this disclosure is not permitted or required by Item 6.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b), and note that the disclosure is intended to be read together with the paragraph directly below it. We acknowledge that each fund has comparable disclosure in the "Additional Information about the Purchase and Sale of Shares" section of its statutory prospectuses, but we believe that it is important to include the disclosure at issue because these funds will produce stand-alone summary prospectuses. Accordingly, we have not modified disclosure.

Fidelity Colchester Street Trust (File Nos. 002-74808 and 811-03320), Post-Effective Amendment No. 67

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3. All funds

"Fund Summary" (prospectus)

"Purchase and Sale Shares"

"Fidelity normally calculates NAV each business day as of 4:00 p.m. Eastern time and, when the New York Fed and principal bond markets are open, as of 5:00 p.m. Eastern time. The fund's assets normally are valued as of these times for the purpose of computing NAV."

C: The Staff requests that the paragraph be removed as it is not required in the "Fund Summary" section.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and 6(b). Accordingly, we have not removed the disclosure.

4. All funds

"Investment Details" (prospectus)

"Principal Investment Risks"

"Foreign Exposure. Issuers located in foreign countries and entities providing credit support or a maturity-shortening structure that are located in foreign countries can involve increased risks. Extensive public information about the issuer or provider may not be available and unfavorable political, economic, or governmental developments could affect the value of the security."

C: The Staff requests that we add a corresponding strategy in the "Principal Investment Strategies" section.

R: Foreign Exposure risk disclosure was included in this filing inadvertently, and will be removed in the funds' next filing.

5. All funds

"Investment Details" (prospectus)

"Principle Investment Risks"

"Financial Services Concentration. Financial services companies are highly dependent on the supply of short-term financing and can be sensitive to changes in government regulation and interest rates and to economic downturns in the United States and abroad. These events can significantly affect the price of issuers' securities as well as their ability to make payments of principal or interest or otherwise meet obligations on securities or instruments for which they serve as guarantors or counterparties."

C: The Staff requests that we add a corresponding strategy in the "Principal Investment Strategies" section.

R: Financial Services Concentration risk disclosure was included in this filing inadvertently, and will be removed in the funds' next filing.

6. All funds

"Trustees and Officers" (SAI)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

Fidelity Colchester Street Trust (File Nos. 002-74808 and 811-03320), Post-Effective Amendment No. 67

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C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Funds' Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

7. All funds

"Trustees and Officers" (SAI)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

8. All funds

Tandy Representations (prospectus and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.